      As filed with the Securities and Exchange Commission on February   , 2000
                                                          Registration No. 333-
===============================================================================
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                                 -------------------
                                      FORM S-3
               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                 -------------------
                             LONE STAR TECHNOLOGIES, INC.
                (Exact name of Registrant as specified in its charter)

            Delaware                                        75-2085454
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)


                                                      Rhys J. Best
                                                 Chairman of the Board,
15660 North Dallas Parkway, Suite 500     Chief Executive Officer and President
         Dallas, Texas 75248                  Lone Star Technologies, Inc.
           P.O. Box 803546                15660 North Dallas Parkway, Suite 500
         Dallas, Texas 75380                       Dallas, Texas 75248
            (972) 386-3981                           P.O. Box 803546
  (Address, including zip code, and                Dallas, Texas 75380
     telephone number, including                     (972) 386-3981
             area code,                    (Name, address, including zip code,
      of registrant's principal                   and telephone number,
          executive offices)                 including area code, of agent
                                                      for service)

                                 -------------------
                                      COPIES TO:
                                  David E. Morrison
                                     Jane E. Rast
                               Thompson & Knight L.L.P.
                           1700 Pacific Avenue, Suite 3300
                                 Dallas, Texas  75201
                                (214) 969-1700 (phone)
                                (214) 969-1751 (fax)
                                 -------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                 -------------------

                           CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                            PROPOSED MAXIMUM           PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF SECURITIES     AMOUNT TO BE          OFFERING PRICE                AGGREGATE                AMOUNT OF
          TO BE REGISTERED              REGISTERED            PER SHARE (1)           OFFERING PRICE (1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $1.00
 par value per share . . . . . . .    760,237 shares            $27.72                 $21,073,769.64               $5,563.48
=================================================================================================================================

(1) Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based on the average of the high and low sale prices of the Common Stock on the New York Stock Exchange Composite Tape on January 31, 2000.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                   SUBJECT TO COMPLETION, DATED FEBRUARY  ___, 2000

       PROSPECTUS



                                    760,237 SHARES

                             LONE STAR TECHNOLOGIES, INC.

                                     COMMON STOCK

                                 -------------------


       This prospectus covers the offer and sale by certain stockholders of Lone Star Technologies, Inc. of up to 760,237 shares of Lone Star common stock.

       The selling stockholders obtained their shares of our common stock in a private placement as part of the consideration for our purchase of substantially all of the assets of Fintube Limited Partnership, effective as of January 1, 2000, as described under the heading "Selling Stockholders."

       The selling stockholders may offer their Lone Star common stock through public or private transactions, on or off the New York Stock Exchange ("NYSE"), at prevailing market prices, or at privately negotiated prices.
The selling stockholders can use broker-dealers to facilitate these transactions. To the extent required, the specific shares to be sold, the terms of the offering, including price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying prospectus supplement.

       Our common stock is listed on the NYSE under the symbol "LSS." On
February    , 2000, the last reported sale price of our common stock on the
NYSE was $      per share.

       YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE ___ OF THIS PROSPECTUS BEFORE PURCHASING ANY SHARES OF LONE STAR COMMON STOCK.

                                 -------------------

       The shares of Lone Star common stock offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
                                 -------------------

       THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                The date of this prospectus is          , 2000.

-------------------------------------------------------------------------------

                                  TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

About This Prospectus. . . . . . . . . . . . . . . . . . . . . . . . . . . . .2

Where You Can Find More Information. . . . . . . . . . . . . . . . . . . . . .2

Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .4

Cautionary Statement Regarding Forward-Looking Statements. . . . . . . . . . 10

The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12

The Fintube Acquisition. . . . . . . . . . . . . . . . . . . . . . . . . . . 12

Selling Stockholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17

Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . 19

Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21

Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21


                                ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the SEC. This prospectus provides you with a general description of the securities being offered. You should read this prospectus together with additional information described below under the heading "Where You Can Find More Information."

                         WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's headquarters at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and at 7 World Trade Center, Suite 1300, New York, New York 10048. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 - Annual Report on Form 10-K, as amended by Amendment No. 1 to Form 10-K, for the year ended December 31, 1998.

 - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999.

 - Current Report on Form 8-K filed November 22, 1999 (date of event November 16, 1999).

 - Current Report on Form 8-K filed January 18, 2000 (date of event January 3, 2000) and the amendment to the Form 8-K filed February 3, 2000. The Form 8-K, as amended, includes audited financial statements of Fintube Limited Partnership and unaudited pro forma financial statements of Lone Star reflecting the acquisition by Lone Star of the Fintube assets.

 -     Proxy Statement dated March 23, 1999.

 - Registration Statement on Form 8-A filed April 9, 1997 containing a description of the Lone Star common stock.

       You may request a copy of these filings at no cost by writing or telephoning us at the following address:

              Lone Star Technologies, Inc.
              15660 North Dallas Parkway, Suite 500
              Dallas, Texas 75248
              P.O. Box 803546
              Dallas, Texas 75380
              Dallas:  (972) 386-3981
              United States: (800) 527-4615


                            ------------------------


       The terms "Lone Star," "we," "our" and "us" refer to Lone Star Technologies, Inc. and its consolidated subsidiaries unless the context suggests otherwise. The term "you" refers to a prospective investor.


                            ------------------------


       You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

-------------------------------------------------------------------------------

                                     RISK FACTORS


       YOUR INVESTMENT IN THE COMMON STOCK INVOLVES CERTAIN RISKS. IN
ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE DECIDING WHETHER AN INVESTMENT IN THE COMMON STOCK IS SUITABLE FOR YOU.

       VOLATILITY OF THE OIL AND GAS MARKETS AFFECTS DEMAND FOR OUR PRINCIPAL PRODUCTS.

       The sale of oil country tubular goods, or "OCTG," and line pipe to the oil and gas industry accounts for the largest source of the net sales of our principal subsidiary, Lone Star Steel Company. Demand for these products depends primarily upon the number of oil and gas wells being drilled in the United States and the number of well completions, which are in turn primarily dependent on oil and gas price expectations and realizations. Prices for oil and gas are subject to significant fluctuations in response to relatively minor changes in supply, market uncertainty and a variety of additional factors which are beyond our control. These factors include:

       -     worldwide and domestic supplies of oil and natural gas;
       - instability and volatility of oil prices and domestic and foreign oil production levels;
       -     political instability or armed conflict in oil-producing regions;
       -     the price and level of imports of foreign products;
       -     the level of consumer and industrial demand;
       -     the price and availability of alternative fuels;
       -     the price and availability of imported steel and tubing;
       -     the availability of pipeline capacity;
       -     weather conditions;
       -     domestic and foreign governmental regulations and taxes; and
       -     the overall economic environment.

       Oil and gas prices have historically been volatile, and we expect those prices to continue to be volatile in the future. We cannot predict future oil and gas price movements, and we cannot give you any assurances as to the level of future demand for our products.

       MARKET VOLATILITY ALSO AFFECTS DEMAND FOR OUR FINTUBE PRODUCTS

       Our recently acquired Fintube Technologies, Inc. subsidiary produces finned tubes and other products used in a variety of heat recovery applications, including power generation, industrial plant processing and petrochemical businesses. Demand for these products is subject to significant fluctuations in response to a number of economic, market and other factors. These factors include:

       -     the level of consumer and industrial demand for power generation;
       - instability and volatility of oil prices and domestic and foreign oil production levels, which factors can affect investment in petrochemical plants;
       -     the price and level of imports of foreign products;
       - worldwide and domestic supplies of natural gas, since construction of new power generation and co-generation plants becomes a more cost-effective alternative when natural gas prices are relatively low;
       -     the price and availability of alternative fuels;
       -     the price and availability of imported and domestic steel;
       -     weather conditions;
       -     domestic and foreign governmental regulations and taxes; and
       -     the overall economic environment.

       We cannot predict future economic and market movements, and we cannot give you any assurances as to the level of future demand for our Fintube products.

       EXCESSIVE CAPACITY OF SOME OF OUR PRODUCTS COULD ADVERSELY AFFECT OUR SALES.

       Industry-wide inventory levels of tubular goods for the oil and gas industry can vary significantly from period to period and can have a direct effect on the demand for new production of those products. As a result, our OCTG sales and results of operations may vary significantly from period to period. We cannot assure you that OCTG inventories will not become excessive, which could have a material adverse effect on price levels and the quantity of OCTG and line pipe products sold by us. Domestic and foreign manufacturers of tubular goods for the oil and gas industry suffer from excess capacity, which has resulted in intense competition and depressed prices for OCTG and line pipe. If domestic drilling activity were to increase, we cannot assure you that excess domestic capacity would be substantially absorbed since foreign producers of OCTG and line pipe may increase their exports to the United States market.

       The level of imports of OCTG and line pipe is affected by:

       -     the relative value of the United States dollar;
       -     overall world demand for OCTG and line pipe;
       -     the competitiveness of domestic producers;
       -     the purchasing pattern of distributors and end-users; and
       -     domestic and foreign trade policy.

       OUR INDUSTRY IS CYCLICAL AND SENSITIVE TO ECONOMIC DOWNTURNS, WHICH COULD CAUSE OUR REVENUES TO DECREASE.

       The demand for the OCTG products of our Lone Star Steel subsidiary is cyclical in nature and dependent on oil and gas drilling activity, industry-wide inventory levels and general economic conditions, as noted above. The demand for our specialty tubing products, flat rolled steel and other products is also cyclical in nature and is sensitive to general economic conditions. Future economic downturns may adversely affect us.

       Through our Lone Star Steel specialty tubing business, we manufacture and sell high quality steel tubing used by our customers in the manufacture of such products as automotive stabilizer bars, hydraulic cylinders and cranes. The demand for these products and, in turn, for our specialty tubing, is cyclical and dependent on the general economy, the automotive and construction industries and other factors affecting domestic goods activity. We cannot assure you that our specialty tubing inventories will not become excessive, which could have a material adverse effect on price levels and the quantity of specialty tubing products sold by us.

       Our new subsidiary, Fintube Technologies, Inc., manufactures and sells steel tubing with fins or studs used in a variety of heat transfer applications, including those in municipal power plants. Our Fintube business is therefore dependent on, among other factors, power plant construction, the cost of alternative fuels for power generation and other factors. To a lesser extent, the Fintube business is also dependent on industrial plant processing and petrochemical plant construction. This construction activity and the corresponding demand for our Fintube products are also related to oil and natural gas prices and are therefore subject to the volatility of the oil and gas market.

       WE FACE SIGNIFICANT FOREIGN AND DOMESTIC COMPETITION IN OUR OCTG AND FINTUBE BUSINESSES, WHICH COULD INCREASE AND HARM OUR BUSINESS, PARTICULARLY IN THE CASE OF OCTG IF THE U.S. GOVERNMENT EASES CERTAIN IMPORT TRADE RESTRICTIONS.

       Our Lone Star Steel and Fintube Technologies subsidiaries compete with foreign and domestic producers, many of which have substantially greater assets and larger sales organizations than us. Our OCTG and line pipe products are subject to competition from domestic and foreign integrated and mini-mill producers. Our Fintube products face competition from both domestic manufacturers and from Pacific Rim and other international producers. The market for our products, particularly with respect to OCTG, line pipe and finned tubes, is highly competitive. We believe that the principal competitive factors affecting these products are availability, price, quality and service.

       In the welded OCTG and line pipe market, we compete against certain manufacturers that may be able to purchase or produce semi-finished steel, hot rolled coils or scrap at a lower cost than we can. Our Lone Star Steel subsidiary satisfies its raw material requirements by purchasing semi-finished steel and by using purchased and internally generated scrap to make hot rolled coils in its melt shop and hot strip mill. Correspondingly, our Fintube Technologies subsidiary must also compete with manufacturers that may be able to purchase or produce hot rolled coils more cost-effectively than our subsidiary can purchase them. We cannot assure you that we can satisfy our subsidiaries' raw material requirements as cost-effectively as our competitors. Moreover, by steel industry standards, the barriers to entry into either the welded tubular market or the finned tube market with respect to capital investment are low.

       The domestic steel industry historically has faced significant competition from foreign steel producers. Many foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production and sales may be influenced more by political and economic policy considerations than by prevailing market conditions. The U.S. government is currently imposing duties on the imports of various OCTG products from certain foreign countries in response to antidumping and countervailing duty cases filed by several U.S. steel companies. These tariffs are limited to certain countries, are largely under appeal and are subject to various reviews. Trade tariffs on OCTG from certain countries became subject to sunset review beginning in May 1999. Trade tariffs on OCTG from more significant importers will be subject to review in August 2000. Under schedules proposed by the U.S. International Trade Commission, decisions in cases should be made approximately one year after initiation.
We cannot predict the U.S. government's future actions regarding import duties or other trade restrictions on imports of OCTG products or the impact of such actions on our sales of OCTG products.

       OUR FUTURE OPERATING RESULTS MAY FLUCTUATE, WHICH COULD RESULT IN A LOWER PRICE FOR OUR COMMON STOCK.

       We cannot assure you that we will be profitable in the future. We had an operating loss in 1999 due to the low level of oil and gas drilling activity that resulted from low oil and gas prices in the first half of the year. We sustained operating losses from continuing operations in 1998 and in 1994, in each case principally as the result of a continued decline in oil and gas drilling activity which reduced demand and prices for our OCTG products. We had operating earnings from continuing operations in 1995, 1996 and 1997 when the levels of domestic drilling activity were higher. Our recently acquired Fintube business has historically had fluctuating operating results. Our future operating results may fluctuate significantly depending upon a number of factors, including industry conditions and level of oil and gas drilling activity, in the case of our Lone Star Steel subsidiary, and continuing domestic and foreign demand for power generation, in the case of our Fintube Technologies subsidiary.

       WE HAVE SUBSTANTIAL CAPITAL REQUIREMENTS, AND WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE WHICH MIGHT NOT BE AVAILABLE TO US.

       Both our Lone Star Steel subsidiary and our new Fintube Technologies subsidiary operate in capital intensive businesses. Our Lone Star Steel subsidiary has made, and we expect our Fintube Technologies subsidiary will be required to make, significant capital expenditures each year both for the recurring maintenance necessary to keep manufacturing facilities operational and to comply with environmental and other legal requirements. As discussed in the following two paragraphs, the respective borrowing capacities of us and our Lone Star Steel and Fintube Technologies subsidiaries are interrelated and substantially utilized.

       In 1999 Lone Star Steel entered into a new credit facility providing a $90 million revolving line of credit and a three-year $10 million term loan. Under the revolving credit facility, Lone Star Steel can borrow an amount based on a percentage of eligible accounts receivable and inventories, reduced by outstanding letters of credit. In connection with our purchase through our Fintube Technologies subsidiary of assets from Fintube Limited Partnership, Lone Star Steel borrowed $20 million under this credit facility to repay $20 million of its subordinated loan to Lone Star, Lone Star guaranteed $20 million of Lone Star Steel's credit facility and Lone Star used the loan repayment to fund a portion of the purchase price payable in the Fintube acquisition. At January 3, 2000 borrowings by Lone Star Steel totaled $50 million, including the term loan, with a remaining availability of $41.7 million.

       On January 3, 2000, our Fintube Technologies subsidiary entered into a new senior credit facility providing a $20 million revolving line of credit and a $39 million term loan used to pay part of the cash portion of the purchase price in its acquisition of substantially all of the assets of Fintube Limited Partnership. Under the revolving line of credit, Fintube Technologies can borrow an amount based on a percentage of eligible accounts receivable and eligible inventory, reduced by outstanding letters of credit. As of January 3, 2000, borrowings by our Fintube Technologies subsidiary totaled approximately $46 million, including the term loan, with a remaining availability, based on eligible accounts receivable and inventory on such date, of approximately $6 million.

       We believe our Lone Star Steel and Fintube Technologies subsidiaries will have adequate borrowing capacity to satisfy working capital needs and planned expenditures through 2000. However, if additional funds are required, our subsidiaries might not be able to obtain additional financing on reasonable terms or at all, since both of our operating subsidiaries are highly leveraged and all of their respective assets are pledged to secure their separate credit facilities. The revolving credit agreement of each of our two subsidiaries restricts its ability to incur additional indebtedness and includes various restrictive covenants, including requirements to maintain cash flow and minimum net worth levels and certain other financial ratios.

       THE INTENSE COMPETITION FOR RAW MATERIALS AND THE VOLATILITY OF RAW MATERIAL COSTS COULD ADVERSELY AFFECT OUR OPERATIONS.

       We can use semi-finished steel, scrap steel, and steel coils in the manufacture of our OCTG, line pipe and specialty tubing products, and steel coils and wire rod in the manufacture of finned and studded tubes. Our Lone Star Steel subsidiary currently uses semi-finished steel and steel coils for most of our OCTG, line pipe and specialty tubing production needs and our Fintube Technologies subsidiary uses steel coils and wire rod for most of its products. The principal raw material for our internally-produced semi-finished steel is steel scrap, which is internally generated from our operations or can be purchased in the spot market. The price of scrap steel, semi-finished steel, steel coils and wire rod is highly competitive and subject to price volatility influenced by various factors beyond our control, such as:

       -     supply and demand factors;
       -     freight costs; and
       -     speculation by scrap brokers.

       During periods of declining steel prices, declines in steel prices may not be as significant as declines in product prices and, likewise, a decline in steel prices may cause a decline in selling prices for our products. Although the availability of semi-finished steel and steel coils has not constrained our Lone Star Steel operations historically (and, to our knowledge, the availability of hot rolled coils and wire rod has not constrained the operations of our recently acquired finned tube business), we cannot predict whether it will do so in the future.

       OUR ACQUISITION OF FINTUBE'S BUSINESS AND ANY OTHER ACQUISITIONS MIGHT DISRUPT OUR BUSINESS IF OUR EXPECTATIONS ARE NOT MET OR IF WE ARE UNABLE TO OPERATE THE ACQUIRED BUSINESS SUCCESSFULLY.

       We presently intend to retain Fintube Limited Partnership's personnel and to conduct its business in generally the same manner as such was conducted prior to the acquisition, but we cannot assure you that we will be successful in maintaining such continuity or that our plans regarding the operation of the acquired Fintube business or our existing business will not change. Any disruptions in personnel or operations could be compounded by Lone Star's lack of familiarity with the finned tube business and could result in quality problems, inefficiencies in production or dissatisfied or lost customers. See "Fintube Acquisition" on page 12 of this prospectus for more information about the Fintube acquisition and the Fintube business.

       In addition, Lone Star may consider strategic acquisitions from time to time. We must necessarily base any assessment of potential acquisitions on inexact and incomplete information and assumptions with respect to operations, profitability and other matters that may prove to be incorrect. Lone Star cannot assure you that management of Lone Star would recognize the risks and uncertainties associated with such an acquisition or that we recognized all the risks and uncertainties in the Fintube acquisition.

       WE HAVE UNDERFUNDED PENSION PLANS, WHICH COULD RESULT IN CLAIMS AGAINST OUR ASSETS.

       Our three defined benefit pension plans for our Lone Star Steel bargaining unit employees were underfunded by an aggregate of approximately $29.7 million as of November 30, 1998 (as reflected in our December 31, 1998 financial statements) using an investment return assumption of 9% per annum and a discount rate of 6.5% per annum. If the plans were terminated under the distress termination provisions of the Employee Retirement Income Security Act of 1974, as amended, or "ERISA," using the actuarial assumptions specified by the Pension Benefit Guaranty Corporation, or "PBGC," the PBGC would have claims against our assets for the amount necessary to satisfy the plans' unfunded benefit liabilities under the PBGC assumptions (which amount would likely be greater than the $29.7 million liability determined using the assumptions described in the preceding sentence).

       POTENTIAL CASUALTIES AND PRODUCT LIABILITY CLAIMS COULD HARM OUR
BUSINESS.

       Our OCTG products are sold primarily for use in oil and gas drilling activities, which are subject to inherent risks, including blowouts and fires, that could result in death, personal injury, property damage, pollution or loss of production. Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and damage to property. Correspondingly, defects in products made by our Fintube subsidiary could result in death, personal injury, property damage, pollution, damage to equipment and facilities or inefficient heat recovery. If an event occurs that is not covered, or not fully covered, by insurance, it could harm our financial condition and results of operations. We warrant our OCTG products and our Fintube products to be free of certain defects. As protection against such risks, we maintain insurance coverage against some, but not all, potential losses, and we believe this insurance is adequate. We cannot assure you that our insurance will be adequate or available to protect us in the event of a claim or that the coverage will not be canceled or otherwise terminated.

       OUR SALES AND OPERATIONS OUTSIDE OF THE UNITED STATES INVOLVE CERTAIN RISKS OF SALES DECREASES OR BUSINESS INTERRUPTIONS.

       Lone Star Steel's direct foreign revenues as a percentage of total revenues constituted approximately 8%, 9% and 9% of our total revenues for the years 1998, 1997 and 1996, respectively. The success of our sales to foreign markets depends on numerous factors, many of which are beyond our control. Such factors include economic conditions in the foreign countries in which we sell our products and services. Our international sales may also expose us to certain risks inherent in doing business outside the United States, including currency fluctuations, restrictions on the repatriation of profits and assets, compliance with foreign laws and standards and political risks.

       Our entry into the finned tube business has increased our foreign exposure, as our Fintube Technologies subsidiary maintains manufacturing facilities in Quebec, Canada and Veracruz, Mexico. Before we acquired the Fintube business, Fintube Limited Partnership had direct and indirect sales relating to projects outside the United States of approximately $8.6 million, $15.8 million and $24.3 million in 1998, 1997 and 1996, respectively. See "Fintube Acquisition" on page 12 of this prospectus for more information about the Fintube acquisition and the Fintube business.

       VARIOUS GOVERNMENTAL REGULATIONS AND ENVIRONMENTAL RISKS APPLICABLE TO OUR BUSINESS MAY REQUIRE US TO TAKE ACTION WHICH WILL ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

       Our business is subject to United States and foreign federal, state, provincial and local laws and regulations relating to manufacturing operations, as well as safety matters. Although we believe we are in substantial compliance with all applicable laws and regulations, legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.

       Our operations are subject to extensive environmental regulations imposed by United States and foreign federal, state, provincial and local authorities with respect to air emissions, wastewater discharges, and the generation, handling, storage, transportation, treatment, and disposal of waste materials. The domestic steel industry, including Lone Star, has spent substantial amounts to comply with these regulations. Although we believe that we are generally in compliance with the various environmental regulations applicable to our businesses, environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. We cannot be certain that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not harm our results of operations and financial condition.

       WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.

       We have not paid any dividends on our common stock since becoming a publicly held corporation in 1985, and we do not anticipate paying dividends on our common stock at any time in the foreseeable future.

       VOLATILITY IN THE PRICE OF OUR COMMON STOCK COULD RESULT IN A LOWER TRADING PRICE THAN YOU PAID.

       The market price of our common stock may be adversely affected by factors such as actual or anticipated fluctuations in Lone Star's operating results, acquisition activity, the impact of international markets, changes in financial estimates by securities analysts, general market conditions and other factors. Broad market fluctuations may adversely affect the market price of our common stock. Lone Star cannot assure you that the market price of the common stock will not decline below the levels prevailing at the time of this offering.

       CERTAIN OF OUR SIGNIFICANT STOCKHOLDERS CONTROL A SUBSTANTIAL PORTION OF THE OUTSTANDING COMMON STOCK.

       Certain stockholders of Lone Star report their ownership of Lone Star common stock as a group pursuant to Sections 13 and 16 of the Securities and Exchange Act of 1934. Based on the most recent amendment to their Schedule 13D and a subsequent Form 4 filing, as of March 31, 1999, they collectively owned 11,245,772 shares of our common stock, representing approximately 49.978% of our outstanding common stock as of such date, or 48.1% based on the number of shares of our common stock outstanding on January 5, 2000. Accordingly, these stockholders, as a group, will be able to significantly influence the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. Historically, this significant stockholder group has been a passive investor in Lone Star and has generally not affirmatively acted to control or impact our management. However, we cannot assure you that such passive ownership will continue in the future. The existence of these levels of ownership concentrated in a few persons makes it less likely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control or the acquisition of Lone Star by a third party. In addition, this group's ownership of approximately 48% of our common stock reduces the trading volume in such stock from that which might otherwise exist.

       CERTAIN PROVISIONS IN OUR CHARTER AND BYLAWS MAY AFFECT YOUR RIGHTS AS A STOCKHOLDER AND LIMIT THE PRICE SOME INVESTORS MIGHT BE WILLING TO PAY FOR OUR COMMON STOCK.

       Certain provisions of our certificate of incorporation and bylaws may make it more difficult for a third party to acquire Lone Star, or may discourage acquisition bids for Lone Star and could limit the price that certain investors might be willing to pay in the future for shares of our common stock. For example, our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of those shares without any further vote or action by the stockholders. Our certificate of incorporation also provides for a staggered board. We are also subject to provisions of the Delaware General Corporation Law and provisions in our certificate of incorporation that may make some business combinations more difficult. See "Description of Capital Stock--Delaware Law and Charter and Bylaw Provisions, Anti-Takeover Effects" for more information about these types of charter and bylaws provisions and applicable Delaware law.

       THE NUMBER OF SHARES OF OUR STOCK ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT THE PRICE OF COMMON STOCK.

       As of January 5, 2000, Lone Star had a total of 23,359,110 shares of common stock outstanding. Except for the 760,237 shares covered by this prospectus, all of the shares of our common stock are freely tradeable without restriction or registration under the Securities Act, except for shares held by "affiliates" of Lone Star (as defined in Rule 144 under the Securities Act of 1933). We issued all of the 760,237 shares which may be offered or sold under this prospectus in reliance on exemptions from the registration requirements of the Securities Act, and those shares are "restricted" securities under Rule 144 and may not be sold unless they are registered under the Securities Act, sold in compliance with Rule 144, or sold in a transaction which is exempt from registration. The registration statement of which this prospectus is a part registers the resale of the shares.

       As of December 31, 1999, Lone Star had outstanding options entitling their holders to acquire an aggregate of 1,308,125 shares of our common stock, of which options covering 563,125 shares were currently exercisable. An aggregate of 1,267,900 shares of our common stock are reserved for issuance upon the exercise of options that may be granted in the future under our stock option plan.

       The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock.

       OUR OPERATIONS ARE SUBJECT TO VARIOUS COLLECTIVE BARGAINING AGREEMENTS.

       Lone Star Steel has (i) a collective bargaining agreement expiring May 31, 2001 with the United Steelworkers of America, Local 4134, covering 1,023, or substantially all, of Lone Star Steel's employees; (ii) a collective bargaining agreement expiring July 31, 2000 with the same union covering 105, or substantially all, of the employees at T&N Lone Star Warehouse Company, a subsidiary of Lone Star Steel; and (iii) a collective bargaining agreement expiring September 30, 2000 with the United Plant Guard Workers of America, Local 258, covering 14 employees, which represent all or substantially all of our guards. These agreements generally cover wages, health care benefits and retirement plans, seniority, job classes and certain work rules. While we believe our present labor relations to be good, there can be no assurance that these collective bargaining agreements will be renewed upon expiration or that new collective bargaining agreements on terms acceptable to us will be established.

       Fintube Technologies' subsidiaries have (i) a collective bargaining agreement expiring December 31, 2000 with Syndicat des Travailleurs de Biraghi (CSN) covering 21, or substantially all, of the employees in Quebec, Canada and (ii) a collective bargaining agreement expiring December 31, 2000 with Sindicato de Trabajadores y Operadores en Talleres y Fabricas de Maquinaria Industrial, Similares y Conexos de la Region de Veracruz, Ver. (F.O.E.V.) covering 18, or substantially all, of the employees in Veracruz, Mexico.

       POTENTIAL PROBLEMS RELATED TO THE YEAR 2000 MAY ADVERSELY AFFECT OUR BUSINESS.

       As of the date of this prospectus, we have not experienced any significant year 2000 problems with our internal systems or equipment, nor have we detected any significant year 2000 problems affecting our customers or suppliers. While we believe that our systems are year 2000 compliant, our business could be adversely affected if any of the systems on which we depend to conduct our operations are not in fact Year 2000 compliant. In particular, in December 1999 our Fintube Technologies subsidiary completed installation of some replacement software systems. While we believe these systems are year 2000 compliant, there has been a relatively short period of time to use and test these systems for year 2000 compliance or any software conversion problems. We also cannot reasonably estimate the potential impact on our financial condition and operations if key third parties including, among others, suppliers, contractors, financial institutions, customers and governments did not become Year 2000 compliant on a timely basis. We cannot assure you that those with whom we conduct business were successful in implementing timely solutions.

       Any failure by us to address our Year 2000 compliance issues successfully, or of our suppliers, customers and other third parties with which we conduct business to address their Year 2000 issues successfully, could have a harmful effect on our business, financial position and results of operations.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

       We have made forward-looking statements in this document and in the documents referred to in this document which are subject to risks and uncertainties. These forward-looking statements include statements regarding our financial position, business strategy and other plans and objectives for future operations and any other statements which are not historical facts. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Among the factors that could cause actual results to differ materially from our expectations are the following:

       -      industry conditions;
       -      competition;
       -      our ability to successfully manage the Fintube business;
       -      general economic conditions;
       -      government regulations; and
       - other factors disclosed under "Risk Factors" and elsewhere in this prospectus.

       These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document.

                                    THE COMPANY

       Lone Star Technologies, Inc. is a management and holding company that currently has two principal operating subsidiaries, Lone Star Steel Company
and Fintube Technologies, Inc.   Lone Star Steel is a manufacturer and global
marketer of tubular goods and line pipe for the oil and gas industry and specialty tubing products for other industrial applications. Our Lone Star Steel subsidiary also manufactures flat rolled steel, markets various tubular products for third parties and offers other customer services. Through our Fintube Technologies subsidiary, we design and produce finned and studded tubes and other products which are used in a variety of heat recovery applications.

       Lone Star Technologies, Inc. was incorporated in Delaware in 1986 to serve as the holding company of Lone Star Steel. Lone Star acquired Fintube Technologies effective as of January 1, 2000.

                                 FINTUBE ACQUISITION

GENERAL

       In November 1999, we and our newly-formed and wholly-owned subsidiary Fintube Technologies, Inc. executed an asset purchase agreement for the acquisition by our new subsidiary of substantially all of the assets of
Fintube Limited Partnership and its subsidiaries.   We closed the purchase as
of January 1, 2000 for a base purchase price of $82 million plus a $2.5 million adjustment for working capital. The purchase price adjustments were estimated prior to the closing and are expected to be adjusted on an actual, post-closing basis by approximately March 31, 2000. We paid $20 million of the purchase price through the issuance of 760,237 shares of Lone Star common stock directly to the selling stockholders. We are registering the resale of these shares pursuant to a stock registration agreement entered into at the closing.

       Lone Star's acquisition subsidiary directly or indirectly acquired substantially all of the assets of Fintube Limited Partnership and its subsidiaries, including the stock of the partnership's Mexican subsidiary. The partnership retained certain promissory notes receivable from its managerial employees in the approximate aggregate amount of $2 million.
While Lone Star's acquisition subsidiary assumed substantially all of the contractual obligations of Fintube Limited Partnership and its subsidiaries, certain liabilities were not assumed. The excluded liabilities included, among other things, the partnership's's bank debt ($17.2 million as of January 3, 2000); Fintube's litigation; brokers', accounting and legal fees and expenses incurred by Fintube in connection with the sale of its assets to Lone Star; and various non-assumed pre-closing liabilities. In the following discussion and in the "Risk Factors" section of this prospectus, we refer to the assets acquired by Lone Star's acquisition subsidiary from Fintube Limited Partnership and its subsidiaries, and the related operations, as "the Fintube business."

       Lone Star, after giving pro forma effect to the Fintube acquisition, would have had $493.6 million of net revenues and $25.7 million of operating loss for the 12 months ended December 31, 1998 and $301.1 million in net revenues and $3.7 million of operating income for the nine months ended September 30, 1999. We have filed audited historical financial statements of Fintube and unaudited pro forma condensed consolidated financial statements of Lone Star reflecting the Fintube acquisition with the SEC in a Current Report on Form 8-K. For a more complete understanding of the financial information relating to the Fintube business, you should read those financial statements. See "Where You Can Find More Information" on page 2.

FINTUBE BUSINESS

       The Fintube business involves the production of finned tubes and other products which are used in a variety of heat recovery applications. In addition to heat recovery product operations, the Fintube business includes storage and processing of steel coils for other steel manufacturers. The Fintube business also includes the rights to a manufacturing process for flattening steel rod into narrow bands of thin-gauge steel.

       The Fintube business is vertically integrated, with four non-finned tube operating divisions that support the Fintube business' core finned tube manufacturing business. Three of the four divisions manufacture components such as boiler tubes and thin-gauge steel fin strip used in the manufacture of finned tubes. The fourth division manufactures economizers, whose primary component is finned tubes manufactured as part of the Fintube business.

       HEAT RECOVERY PRODUCTS. The heat recovery products designed and produced in the Fintube business primarily serve electricity generation,
petrochemical production and food processing industries.   Finned tubes are
steel tubes with various types of fins or studs welded to the outside surface so that the recovery of heat from fluids flowing on either side of the tube is maximized. The primary uses of the Fintube business' finned tubes are in power generation facilities and petrochemical plants.

       In addition to finned tubes, the Fintube business includes the design and manufacture of other products relating to large-scale applied heat
recovery technology, such as boiler tubing and economizers.   The Fintube
business also includes the manufacture and sale of X-ID tubing, which has specific patterns on the interior surface of the tube. Economizers manufactured in the Fintube business are bundles of finned tubes arranged to maximize the amount of heat captured from boiler exhaust gases. Boiler economizers are normally used on large boilers, such as for office buildings, hospitals, universities, prisons, breweries and food processing plants.

       STEEL PRODUCTS AND PROCESSING SERVICES. The Fintube business' vertical integration has resulted in the development of a stand-alone steel coil slitting business and invention of a new manufacturing process. The Fintube business includes a steel coil storage and processing business, where Fintube acts as a toll slitting agent for major steel customers such as AK Steel, Ispat and U.S. Steel and also provides steel storage and custom cutting. The steel coil division ships its processed steel on a just-in-time basis to outside customers and to other divisions of the Fintube business. Another component of the Fintube business is the ownership of the rights to a patented cold-rolling process for flattening steel rod into narrow bands of thin-gauge steel.

                              SELLING STOCKHOLDERS

       The following table sets forth the names of the selling stockholders, the aggregate number of shares owned by each selling stockholder as of January 6, 2000, the percentage of our outstanding common stock owned by each such selling stockholder as of such date, the aggregate number of shares to be offered by each selling stockholder, the aggregate number of shares to be owned by each selling stockholder after the sale of all shares in this offering and the percentage of our outstanding common stock that will be owned by each such selling stockholder thereafter, in each case assuming the offering and sale of all shares covered by this prospectus and no additional issuances to or purchases by these selling stockholders of our common stock or other issuances of our common stock.


                                                                                        SHARES BENEFICIALLY
                                                                                        OWNED IF ALL SHARES
                                        SHARES BENEFICIALLY OWNED                         BEING REGISTERED
                                            PRIOR TO OFFERING                          HEREUNDER ARE SOLD (2)
                                        -------------------------     NUMBER OF        ----------------------
                                                                    SHARES BEING
                                         NUMBER OF       PERCENT     REGISTERED         NUMBER OF    PERCENT
  SELLING STOCKHOLDERS                    SHARES           (1)        FOR SALE           SHARES        (1)
-------------------------               ----------       -------    ------------        ---------    --------
H. Michael Ashford                            59             *             59               0           0%
Charles A. Ballard                           297             *            297               0           0%
John P. Birkelund                          1,978             *          1,978               0           0%
William S. Brenizer                          197             *            197               0           0%
John Connor Briggs                         3,385             *          3,385               0           0%
Raymond M. Briggs                         95,644             *         95,644               0           0%
Travis J. Briggs                           3,385             *          3,385               0           0%
William Clinton Briggs                     3,385             *          3,385               0           0%
John G. Brim                                 989             *            989               0           0%
Brown University Third Century Fund        9,896             *          9,896               0           0%
Larry J. Bump                             95,644             *         95,644               0           0%
Tina L. Bump                               3,385             *          3,385               0           0%
Thomas J. Butchko                          2,711             *          2,711               0           0%
Patrick S. Ciampi                             19             *             19               0           0%
Concord Partners, L.P.                    39,586             *         39,586               0           0%
Concord Partners II, L.P.                 27,710             *         27,710               0           0%
Concord Partners Japan Limited             1,979             *          1,979               0           0%
David Crowell                              4,167             *          4,167               0           0%
Douglas A. Darby                              15             *             15               0           0%
Sally A. Dean                                 59             *             59               0           0%
Marion Deaton                              3,614             *          3,614               0           0%
Charles P. Durkin                            494             *            494               0           0%
Tricia L. Eichler                          3,385             *          3,385               0           0%
Peter M. Flanigan                            890             *            890               0           0%
Terry L. Gilbert                           3,385             *          3,385               0           0%
Gerald Greenwald                           1,187             *          1,187               0           0%
Robert A. Hanson                           1,563             *          1,563               0           0%
John H. F. Haskell, Jr.                    1,978             *          1,978               0           0%
Franklin W. Hobbs                            593             *            593               0           0%
Tracy Ryan Jerd "S" Trust                  3,385             *          3,385               0           0%
Craig A.T. Jones                             297             *            297               0           0%
Kurt Kalm                                     98             *             98               0           0%
W. Howard Keenan, Jr.                        445             *            445               0           0%
Michel Labelle                             2,683             *          2,083             600            *

                                                          14


                                                                                        SHARES BENEFICIALLY
                                                                                        OWNED IF ALL SHARES
                                        SHARES BENEFICIALLY OWNED                         BEING REGISTERED
                                            PRIOR TO OFFERING                          HEREUNDER ARE SOLD (2)
                                        -------------------------     NUMBER OF        ----------------------
                                                                    SHARES BEING
                                         NUMBER OF       PERCENT     REGISTERED         NUMBER OF    PERCENT
  SELLING STOCKHOLDERS                    SHARES           (1)        FOR SALE           SHARES        (1)
-------------------------               ----------       -------    ------------        ---------    --------
Bryan H. Lawrence                          1,583            *           1,583               0           0%
Lexington Partners III, L.P.               1,385            *           1,385               0           0%
Emmett D. Mantle                           1,563            *           1,563               0           0%
Hartman Mitchell                           2,083            *           2,083               0           0%
John H. Mullin, III                          445            *             445               0           0%
John J. Murabito                             119            *             119               0           0%
Jerry R. Nichols                          95,644            *          95,644               0           0%
Kris Nichols Custodian for Justin
Nichols under the Oklahoma Uniform
Transfers to Minors Act                    3,385            *           3,385               0           0%
Nancy Nichols                              3,385            *           3,385               0           0%
David W. Niemiec                             890            *             890               0           0%
Erin Nichols Peters                        3,385            *           3,385               0           0%
Peggy Peters                               4,167            *           4,167               0           0%
Robert A. Pilkington                         593            *             593               0           0%
Thomas L. Piper, III                          59            *              59               0           0%
Don R. Reid                                  780            *             780               0           0%
Bret E. Russell                              297            *             297               0           0%
Andrew C. Ryan "S" Trust                   3,385            *           3,385               0           0%
Jerry E. Ryan                             95,644            *          95,644               0           0%
Sloane Renee Ryan "S" Trust                3,385            *           3,385               0           0%
Francois de Saints Phalle                  1,978            *           1,978               0           0%
Larry Sims                                12,499            *          12,499               0           0%
Stuart L. Sindell                             88            *              88               0           0%
H. C. Bowen Smith                            890            *             890               0           0%
Michael I. Somers                             98            *              98               0           0%
Danforth W. Starr                            297            *             297               0           0%
F. Davis Terry, Jr.                          593            *             593               0           0%
Warburg Dillon Read LLC                      317            *             317               0           0%
Lorenzo Weisman                              494            *             494               0           0%
Chris Weierman                             3,124            *           3,124               0           0%
Edward B. Whitney                            989            *             989               0           0%
George A. Wiegers                          1,484            *           1,484               0           0%
Gary Willis                                1,807            *           1,807               0           0%
Richard C. Yancey                             98            *              98               0           0%
Yorktown Energy Partners, L.P.           194,765            *         194,765               0           0%
Robert A. Young                              593            *             593               0           0%
                                         -------                      -------              ---         ---
      Total......................        760,837          3.26%       760,237              600           *

-----------------------
*      Less than 1%.

(1) Based on 23,359,110 shares of Lone Star common stock issued and outstanding as of January 5, 2000.

(2) The shares may be offered from time to time by the selling stockholders. The selling stockholders are not obligated to sell all or any portion of their shares, nor are they obligated to sell any of their shares immediately pursuant to this prospectus. The decision of any selling stockholder to sell some or all of such stockholder's shares of our common stock is dependent upon a variety of factors, including the price of our common stock and such stockholder's personal financial circumstances. Because the selling stockholders may sell all or some of their shares, no estimate can be given as to the amount of common stock actually to be offered for sale by a selling stockholder or as to the amount of common stock that will be held by a selling stockholder upon the termination of this offering.

       The selling stockholders obtained their shares of our common stock in a private placement as part of the consideration for our purchase as of January 1, 2000 of substantially all of the assets of Fintube Limited Partnership pursuant to an Asset Purchase Agreement dated November 16, 1999 among Lone Star, Fintube Technologies, Inc. (our wholly-owned subsidiary) and Fintube Limited Partnership. We are registering the resale of these shares pursuant to a stock registration agreement entered into as of January 1, 2000.

       As part of our acquisition of the Fintube business, our Fintube Technologies subsidiary entered into customary employment agreements with the following officers, among others: David Crowell (Managing Director of Coil Products), Marion Deaton (Managing Director of Engineered & Tubular Products), Michel Labelle (Biraghi Division General Manager), Peggy Peters (Vice President and Managing Director of Finning), Larry Sims (President and Chief Executive Officer) and Gary Willis (Director of Fintool Technologies and Business Development). We also entered into agreements implementing our Employment Retention Policy with respect to each of these six persons, among others, and we granted stock options to several employees, including these six persons and Thomas J. Butchko, Don R. Reid and Jerry E. Ryan. Our Fintube Technologies subsidiary also executed a consulting employment agreement with Mr. Ryan. Raymond M. Briggs, Larry J. Bump, Jerry R. Nichols, Jerry E. Ryan, W. Howard Keenan, Jr., Bryan H. Lawrence and Peter A. Leidel executed noncompetition agreements with our Fintube Technologies subsidiary. Messrs. Keenan, Lawrence and Leidel are Managing Members of Yorktown Partners L.L.C., an affiliate of Yorktown Energy Partners, L.P. Finally, we entered into an arrangement whereby we may utilize legal services provided by Nichols, Wolfe, Stamper, Nally, Fallis & Robertson, Inc., a law firm of which Mr. Nichols is a shareholder.

                               PLAN OF DISTRIBUTION

       The Lone Star common stock may be sold from time to time by the selling stockholders, or by their donees or pledgees selling shares received after the date of this prospectus, subject to certain restrictions, on any stock exchange or automated interdealer quotation system on which the shares are listed, in privately negotiated transactions or otherwise. The shares may be sold at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices that may be changed or at prices otherwise negotiated. The common stock may be sold by one or more of the following methods, without limitation:

       - block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       - purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

       - an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

       - ordinary brokerage transactions and transactions in which the broker solicits purchases;

       -      privately negotiated transactions;

       -      short sales;

       - through the writing of options on the shares, whether or not the options are listed on an options exchange;

       - through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

       - one or more underwritten offerings on a firm commitment or best efforts basis; and

       -      any combination of any of these methods of sale.

       The selling stockholders may also transfer the shares by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares.

       The selling stockholders may effect such transactions by selling the common stock directly to purchasers or through or to brokers or dealers, and such brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, and/or from the purchasers of the common stock for whom they may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker or dealer might be in excess of customary commissions). Any brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers or dealers may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above.

       Upon our being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of any of the common stock offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, to the extent required a prospectus supplement will be filed that will set forth the specific shares to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commission or concessions allowed or reallowed or paid to dealers. In addition, upon our being notified that a donee or pledgee intends to sell more than 500 shares, if required a supplement to this prospectus will be filed.

       Any of the shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under that rule rather than pursuant to this prospectus.

       We cannot assure you that the selling stockholders will sell any or all of the common stock offered by them under this prospectus.

       A selling stockholder may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer those shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales. A selling stockholder may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (if required, as supplemented or amended to reflect such transaction).

       We will pay all fees and expenses incident to the preparation and filing of the registration statement and this prospectus, including legal and accounting fees and expenses and any printing expenses, except for transfer taxes payable on the sale of the common stock and the fees and expenses of selling stockholders' counsel and accountants. All underwriting discounts and any selling commissions payable with respect to sales of the common stock will be paid by the selling stockholders. We will receive no part of the proceeds from sales of the common stock. We intend to keep the registration statement effective until the earlier of the date that is 240 days after the effective date of the registration statement (subject to extension under certain circumstances) or the date on which the distribution of all the securities covered by the registration statement is completed.

       The selling stockholders and any broker-dealer acting in connection with the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. We have advised the selling stockholders that the anti-manipulation rules of Regulation M promulgated by the SEC may apply to their sales in the market and have informed them that they will be subject to the prospectus delivery requirements of the Securities Act of 1933 which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, broker or dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act of 1933 from sales of our common stock.


                                   USE OF PROCEEDS

       All net proceeds from the sale of the shares of Lone Star common stock will go to the selling stockholders. Accordingly, we will not receive any proceeds from sales of the Lone Star shares.

                             DESCRIPTION OF CAPITAL STOCK

       Our authorized capital stock consists of 80 million shares of common stock, $1.00 par value, and 10 million shares of preferred stock, $1.00 par value.

       The following summary of the terms and provisions of our capital stock does not purport to be complete, and we refer you to the certificate of incorporation and bylaws, which we filed as exhibits to the registration statement of which this prospectus is a part, and applicable law.

COMMON STOCK

       Lone Star is authorized to issue up to 80 million shares of common stock, par value $1.00 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. The holders of our common stock are entitled to participate equally in dividends, if any, declared by our Board of Directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock will be subject to any prior rights of outstanding shares of Lone Star preferred stock. We have never paid cash dividends on our common stock. The holders of our common stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. Our common stock is not assessable.

PREFERRED STOCK

       Lone Star is authorized to issue up to 10 million shares of preferred stock. No shares of Lone Star preferred stock are issued or outstanding. Our Board of Directors may establish, without stockholder approval, one or more classes or series of Lone Star preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. The issuance of Lone Star preferred stock could adversely affect the voting power of holders of Lone Star common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of Lone Star. We have no present intention to issue Lone Star preferred stock.

DELAWARE LAW AND CHARTER AND BYLAW PROVISIONS, ANTI-TAKEOVER EFFECTS

    BOARD OF DIRECTORS

       Our certificate of incorporation provides that our Board of Directors will set the number of members of our board by resolution and that our Board of Directors will be divided into three classes, each class to be as nearly equal in number of directors as possible. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of 80% of the then-outstanding shares of capital stock of Lone Star entitled to vote. Thus, the holder or holders of as little as one share more than 20% of the voting power may veto the removal of any director. Our certificate of incorporation also provides that vacancies on the Board will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director serves for the unexpired term of his or her predecessor. The likely effect of the classified board and limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the Board of Directors. These classification provisions are subject to the rights of holders of preferred stock which may be established by the Board pursuant to our certificate of incorporation in order to permit the holders of preferred stock to elect directors under certain specified circumstances relating to the payment of dividends by, and the liquidation of, Lone Star.

       Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board or by any stockholder entitled to vote in the election of directors. Under the bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of Lone Star. The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed.

    STOCKHOLDER MEETINGS

       Our certificate of incorporation provides that any action required or permitted to be taken by the stockholders of Lone Star at an annual meeting or special meeting of stockholders may not be taken by written consent. Our certificate of incorporation further provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors or by a majority of the Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Lone Star.

    SPECIAL VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS

       Lone Star is subject to the provisions of Section 203 of the Delaware General Corporation Law and provisions in our certificate of incorporation which relate to transactions with interested stockholders. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation's outstanding voting stock.

       Our certificate of incorporation contains additional provisions relating to business combinations that supplement Section 203 and prohibit Lone Star from engaging in a "business combination" with an "interested stockholder" for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes:

       -      mergers;
       - assets sales and other transactions having an aggregate fair market value of $100 million dollars or more;
       - the adoption of any plan or proposal for the liquidation or dissolution of Lone Star proposed by any "interested stockholder" or an affiliate of any "interested stockholder"; and
       - any reclassification of securities or other transaction that has the effect of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Lone Star or any subsidiary which is directly or indirectly owned by any "interested stockholder" or any affiliate of any "interested stockholder".

An "interested stockholder" is a person who, together with affiliates and associates, owns, or within the prior two years did own, 20% or more of the corporation's outstanding voting stock or who is an assignee of any shares which were at any time within the two-year period immediately prior to the date in question beneficially owned by any "interested stockholder", if the assignment did not involve a public offering within the meaning of the Securities Act of 1933.

    AMENDING OUR CERTIFICATE OF INCORPORATION AND BYLAWS

       The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws unless the certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The majority stockholder vote would be in addition to any separate class vote that might be required by the terms of any series of preferred stock that might be outstanding at the time any amendments are submitted to stockholders. Many of the provisions in our certificate of incorporation require the affirmative vote of 80% or more of the then-outstanding shares of capital stock of Lone Star for their amendment.

                                    LEGAL MATTERS

       The legality of the common stock offered hereby will be passed upon for us by Thompson & Knight L.L.P., Dallas, Texas.

                                       EXPERTS

       The audited consolidated financial statements and schedules of Lone Star and Fintube incorporated by reference or included, respectively, in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                                       PART II

                        INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       Except for the SEC registration fee, all expenses are estimated. All such expenses will be paid by the Registrant.

       SEC registration fee. . . . . . . . . . . . . . . . . . . . . . $  5,563.48
       New York Stock Exchange fee . . . . . . . . . . . . . . . . . . $  2,661
       Accounting fees and expenses. . . . . . . . . . . . . . . . . . $  5,000
       Legal fees and expenses . . . . . . . . . . . . . . . . . . . . $  8,000
       Printing and engraving expense. . . . . . . . . . . . . . . . . $  1,000
       Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . $    775.52
                                                                       --------
              Total. . . . . . . . . . . . . . . . . . . . . . . . . . $ 23,000
                                                                       ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       In accordance with Section 102(b)(7) of the Delaware General Corporation Law ("DGCL"), Registrant's Certificate of Incorporation includes a provision that, to the fullest extent permitted by law, limits the personal liability of members of its Board of Directors to Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to a total of $25,000. Such provision does not eliminate or limit the liability of a director for (1) any breach of a director's duty of loyalty to Registrant or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of a law, (3) paying an unlawful dividend or approving an illegal stock repurchase (as provided in Section 174 of the DGCL) or (4) any transaction from which the director derived an improper personal benefit.

       Under Section 145 of the DGCL, the Registrant has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

       In the case of an action by or in the right of the Registrant, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the DGCL further provides that to the extent a director or officer of the Registrant has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred in connection therewith.

       The Registrant also has the power to purchase and maintain insurance on behalf of any person covering any liability incurred in that person's capacity as a director, officer, employee or agent of the corporation, or arising out of that person's status as such, whether or not the corporation would have the power to indemnify against the liability.

       The Certificate of Incorporation and Bylaws provide that the Registrant will indemnify its officers and directors and former officers and directors against any expenses, liability or loss reasonably incurred or suffered by such persons as a result of having acted as an officer or director of the Registrant, or, at the request of the Registrant, as an officer, director, agent or employee of another business entity. The Certificate of Incorporation and Bylaws further provide that the Registrant may, by action of its Board of Directors, provide indemnification to employees and agents of the Registrant with the same scope and effect as the indemnification of directors and officers.

ITEM 16.  EXHIBITS.

       The information required by this Item 16 is set forth in the Index to Exhibits accompanying this Registration Statement.


ITEM 17.  UNDERTAKINGS.

       (a)    RULE 415 OFFERING.

       The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                     (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                     (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

       provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b)    FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY
REFERENCE.

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (h)    REQUEST FOR ACCELERATION OF EFFECTIVE DATE.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                      SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on January 31, 2000.

                                          LONE STAR TECHNOLOGIES, INC.
                                          (Registrant)

                                          By:  /s/ Rhys J. Best
                                               -------------------------------
                                               Rhys J. Best
                                               Chairman of the Board,
                                               Chief Executive Officer and
                                               President

                                  POWER OF ATTORNEY

       Each person whose signature appears below constitutes and appoints Rhys
J. Best and Charles J. Keszler, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, including post-effective amendments, to this Registration Statement under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          Signature                              Title                                 Date
          ---------                              -----                                 ----
 /s/ Rhys J. Best              Chairman of the Board, Chief Executive Officer    January 31, 2000
-----------------------------  and President (principal executive officer)
        Rhys J. Best


 /s/ Charles J. Keszler        Vice President --Finance and Treasurer            January 31, 2000
-----------------------------  (principal financial and accounting officer)
     Charles J. Keszler


 /s/ Charles L. Blackburn      Director                                          January 27, 2000
-----------------------------
    Charles L. Blackburn


 /s/ Dean P. Guerin            Director                                          January 26, 2000
-----------------------------
       Dean P. Guerin


 /s/ Frederick B. Hegi, Jr.    Director                                          January 30, 2000
-----------------------------
   Frederick B. Hegi, Jr.



                                      II-4


 /s/ James E. McCormick        Director                                          January 31, 2000
-----------------------------
     James E. McCormick


 /s/ M. Joseph McHugh          Director                                          January 31, 2000
-----------------------------
      M. Joseph McHugh



 /s/ Thomas M. Mercer          Director                                          January 31, 2000
-----------------------------
    Thomas M. Mercer, Jr.

                                  INDEX TO EXHIBITS


EXHIBIT
NUMBER                          DESCRIPTION OF EXHIBIT
-------                         ----------------------
3.1      Certificate of Incorporation of Registrant (incorporated by reference to Exhibit 3(a) to Form S-4 Registration Statement of Lone Star as
         filed on April 4, 1986, File No. 33-4581).

3.2*     Certificate of Amendment to Certificate of Incorporation dated
         September 30, 1986.

3.3      Certificate of Amendment to Certificate of Incorporation dated May 20,
         1998 (incorporated by reference to same numbered Exhibit to Form 10-Q for the quarter ended June 30, 1998).

3.4      Agreement and Plan of Merger dated March 6, 1986, among Lone Stare
         Steel Company, a Texas corporation, Lone Star Technologies, Inc., a
         Delaware corporation, and Lone Star Steel Company Merging
         Corporation, a Delaware corporation (incorporated by reference to Exhibit II to Form S-4 Registration Statement of Lone Star as filed on April 4, 1986, File No. 33-4581).

3.5*     By-Laws as adopted March 6, 1986, as amended by amendments effective
         September 30, 1986 and March 15, 1990.

4.1*     Stock Registration Agreement dated January 1, 2000 among Lone Star
         Technologies, Inc., Fintube Limited Partnership, Yorktown Energy
         Partners, Brown University Third Century Fund, Warburg, Dillon, Reed,
         L.L.C. and Ticonderoga Partners and the stockholders named therein.

5.1*     Opinion of Thompson & Knight L.L.P.

23.1*    Consent of counsel (included in the opinion of Thompson & Knight L.L.P.
         filed herewith as Exhibit 5.1).

23.2*    Consent of independent accountants.

23.3*    Consent of independent accountants.

24* Power of Attorney (a power of attorney pursuant to which amendments to this Registration Statement may be filed is included on the signature page hereof).

----------------------
    * Filed herewith.


                                      II-6